UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: February 2024

Commission file number: 001-41557

CLEARMIND MEDICINE INC.

(Translation of registrant’s name into English)

101 – 1220 West 6th Avenue

Vancouver, British Columbia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CONTENTS

Clearmind Medicine Inc. (the “Company”) is filing this Report of Foreign Private Issuer on Form 6-K (this “Report”) to confirm that it believes it is currently in compliance with the shareholders’ equity requirement for continued listing on the Nasdaq Capital Market (the “Shareholders’ Equity Requirement”).

The Company’s Annual Report on Form 20-F indicated that the Company’s shareholders’ equity as of the fiscal year ended October 31, 2023, was below the $2.5 million requirement for continued listing on the Nasdaq Capital Market. However, subsequent to October 31, 2023, and after giving effect on as-adjusted basis to: (i) the exercise of 1,062,188 warrants issued in the Company’s public offerings in March 2023 and September 2023 for aggregate gross proceeds of $3.476 million (collectively, the “Warrant Exercises”), and (ii) the issuance and sale of 1,500,000 common shares and/or pre-funded warrants and associated common warrants in the Company’s registered direct offering and concurrent private placement of warrants at a public offering price of $1.60 per common share and associated warrant on January 11, 2024 (the “January Offering”), the Company’s as-adjusted shareholders’ equity is approximately $7 million.

Accordingly, as of the date of this Report, the Company believes it has regained compliance with the Shareholders’ Equity Requirement due to the Warrant Exercises and the January Offering.

The Company understands that Nasdaq will continue to monitor the Company’s ongoing compliance with the Shareholders’ Equity requirement and, if at the time of its next interim report the Company does not evidence compliance, that it may be subject to delisting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearmind Medicine, Inc.
(Registrant)

Date: February 9, 2024	By:	/s/ Adi Zuloff-Shani
	Name:	Adi Zuloff-Shani
	Title:	Chief Executive Officer